November 14, 2006

Mail Stop 4561

John A. Moore
President and Chief Executive Officer
Acorn Factor, Inc.
200 Route 17
Mahwah, NJ 07430

> **RE:** **Acorn Factor, Inc. (f/k/a Data Systems & Software, Inc.)**
> **Registration Statement on Form S-1**
> **Filed October 20, 2006**
> **File number 333-138109**

Dear Mr. Moore:

We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please see the first bullet point on your prospectus cover page. Based upon disclosure elsewhere in the document, it appears that you are registering 1,216, 135 shares of common stock currently held by the selling security holders rather than 1,760,174 shares. Please advise or revise.

Selling Security Holders, page 8

2. Please identify the natural person or persons who exercise voting and/or

dispositive powers over the shares held of record by all non-natural persons. For example, disclose the natural person or persons who exercise voting and/or dispositive powers over the shares held by Aledarmme, LLC, Primum Capital, LLC, and MIN Capital Corp Retirement Trust. <u>See</u> Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997).

<u>Information Incorporated by Reference, page 10</u>

3. Please incorporate the Form 8-K filed November 3, 2006 as well as the Form 10-Q for the three months ended September 30, 2006, when filed.

<u>Exhibit 5.1, Legality Opinion</u>

4. Please revise your legality opinion to clarify that the shares underlying your outstanding warrants and option have not been issued yet.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Sheldon Krause
        Ellenberg Krause & Paul, LLP
        11 East 44th Street, 17th Floor
        New York, NY 10017
        Facsimile no. (212) 986-2399